United States securities and exchange commission logo





                           March 30, 2021

       Stephen Long
       Chief Legal Officer
       Strongbridge Biopharma plc
       900 Northbrook Drive, Suite 200
       Trevose, PA 19053

                                                        Re: Strongbridge
Biopharma plc
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254733

       Dear Mr. Long:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Wendy Grasso